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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                        UNDER THE SECURITIES ACT OF 1934




                              UNITED RENTALS, INC.
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                                (NAME OF ISSUER)


COMMON STOCK, PAR VALUE $0.01 PER SHARE                     911363 10 9
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    (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)




The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                        (Continued on following page(s))
                               (Page 1 of 9 Pages)


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
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CUSIP No.   911363 10 9                 13G          Page 2 of 9 Pages
--------------------------------------        ----------------------------------

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  1          NAME OF REPORTING PERSON:            BRADLEY S. JACOBS

             S.S. OR I.R.S. IDENTIFICATION NO. OF
             ABOVE PERSON:                                ###-##-####
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  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A) [X]
                                                                      (B) [ ]
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  3          SEC USE ONLY

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  4          CITIZENSHIP OR PLACE OF              UNITED STATES OF AMERICA
             ORGANIZATION:

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 NUMBER OF           5    SOLE VOTING POWER:              8,436,900
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         6    SHARED VOTING POWER:            0
  OWNED BY
                  --------------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER:         8,436,900
  REPORTING
                  --------------------------------------------------------------
PERSON WITH          8    SHARED DISPOSITIVE POWER:       4,128,572*

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  9          AGGREGATE AMOUNT BENEFICIALLY                19,128,672*
             OWNED BY REPORTING PERSON:

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  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES         [_]
             CERTAIN SHARES:

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  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):         80.0%

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  12         TYPE OF REPORTING PERSON:            IN

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*  Includes 4,128,572 shares as to which the reporting person disclaims beneficial ownership. (See Item 4 hereof).


                                Page 2 of 9 Pages

--------------------------------------        ----------------------------------
CUSIP No.   911363 10 9                 13G          Page 3 of 9 Pages
--------------------------------------        ----------------------------------

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  1          NAME OF REPORTING PERSON:            BRADLEY JACOBS, LLC

             S.S. OR I.R.S. IDENTIFICATION NO. OF
             ABOVE PERSON:                                06-1467400
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  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (A) [X]
                                                                        (B) [ ]
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  3          SEC USE ONLY

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  4          CITIZENSHIP OR PLACE OF              VIRGINIA
             ORGANIZATION:

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 NUMBER OF           5    SOLE VOTING POWER:              4,938,200
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         6    SHARED VOTING POWER:            0
  OWNED BY
                  --------------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER:         4,938,200
  REPORTING
                  --------------------------------------------------------------
PERSON WITH          8    SHARED DISPOSITIVE POWER:       0

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  9          AGGREGATE AMOUNT BENEFICIALLY                4,938,200
             OWNED BY REPORTING PERSON:

--------------------------------------------------------------------------------
  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES       [_]
             CERTAIN SHARES:

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  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):          20.7%

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  12         TYPE OF REPORTING PERSON:            CO

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                                Page 3 of 9 Pages

--------------------------------------        ----------------------------------
CUSIP No.   911363 10 9                 13G          Page 4 of 9 Pages
--------------------------------------        ----------------------------------

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  1          NAME OF REPORTING PERSON:            BRADLEY JACOBS (1997), LLC

             S.S. OR I.R.S. IDENTIFICATION NO. OF
             ABOVE PERSON:                                06-1505828
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  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (A) [X]
                                                                        (B) [ ]
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  3          SEC USE ONLY

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  4          CITIZENSHIP OR PLACE OF              VIRGINIA
             ORGANIZATION:

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 NUMBER OF           5    SOLE VOTING POWER:              1,625,000
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         6    SHARED VOTING POWER:            0
  OWNED BY
                  --------------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER:         1,625,000
  REPORTING
                  --------------------------------------------------------------
PERSON WITH          8    SHARED DISPOSITIVE POWER:       0

--------------------------------------------------------------------------------
  9          AGGREGATE AMOUNT BENEFICIALLY                1,625,000
             OWNED BY REPORTING PERSON:

--------------------------------------------------------------------------------
  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES         [_]
             CERTAIN SHARES:

--------------------------------------------------------------------------------
  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):          6.8%

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  12         TYPE OF REPORTING PERSON:            CO

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                                Page 4 of 9 Pages

Item 1
------

     (a)   Name of Issuer:

           United Rentals, Inc. (hereinafter referred to as the "Company")

     (b)   Address of Issuer's Principal Executive Offices:

           Four Greenwich Office Park
           Greenwich, Connecticut  06830

Item 2
------

     (a)   Name of Person Filing:

           See Item 1 of the Cover Pages attached hereto.

     (b) Address of Principal Business Office or, if none, Residence:

           350 Round Hill Road
           Greenwich, Connecticut 06831

     (c)   Citizenship:

           See Item 4 of the Cover Pages attached hereto.

     (d) Title of Class of Securities:

           Common Stock, par value $0.01 per share (hereinafter referred to as "Common Stock")

     (e) CUSIP Number:

           911363 10 9

Item 3
------

     Identification of Persons filing pursuant to Rules 13d-1(b) or 13d-2(b):

     Not applicable.



                          Page 5 of 9 Pages

Item 4
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     (a)   Amount Beneficially Owned:

           See Item 9 of the Cover Pages attached hereto and the information set forth below.

     (b) Percent of Class:

           See Item 11 of the Cover Pages attached hereto. Such figure is based on the number of shares of Common Stock outstanding as of December 23, 1997 and is derived from the Company's prospectus relating to the Common Stock, dated December 18, 1997, included in the Company's Registration Statement on Form S-1 (Registration No. 333-39117, hereinafter referred to as the "Registration Statement") filed with the Securities and Exchange Commission.

     (c) Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote:

                 See Item 5 of the Cover Pages attached hereto.

            (ii) Shared power to vote or to direct the vote:

                 See Item 6 of the Cover Pages attached hereto.

           (iii) Sole power to dispose or to direct the disposition of:

                 See Item 7 of the Cover Pages attached hereto and the information set forth below.

            (iv) Shared power to dispose or to direct the disposition of:

                 See Item 8 of the Cover Pages attached hereto and the information set forth below.

           Bradley S. Jacobs (a founder and the current Chairman, Chief Executive Officer and a Director of the Company), together with Bradley Jacobs, LLC and Bradley Jacobs (1997), LLC (limited liability companies controlled by Mr. Jacobs), beneficially owns an aggregate of 15,000,100 shares of Common Stock (consisting of 10,000,100 issued shares and 5,000,000 shares that may be acquired pursuant to the exercise of warrants to purchase



                          Page 6 of 9 Pages

Common Stock ("Warrants"), which Warrants are currently exercisable at an exercise price of $10 per share).

           In addition, Mr. Jacobs has entered into agreements (the form of which is filed as an exhibit to the Registration Statement) with certain directors and officers of the Company who purchased an aggregate of 2,785,714 shares of Common Stock and Warrants to purchase an aggregate of an additional 1,342,858 shares of Common Stock (such 4,128,572 shares of Common Stock are hereinafter collectively referred to as the "D&O Shares"), which agreements provide that if Mr. Jacobs (or any other person or entity which Mr. Jacobs may designate as his affiliate for purposes of the agreements) sells any Common Stock or Warrants that he beneficially owns in a commercial, non-charitable transaction, then Mr. Jacobs is required to use his best efforts to sell (and has the right to sell subject to certain exceptions) on behalf of each of such directors and officers a pro rata portion of each such person's D&O Shares (or Warrants to purchase the same) at then prevailing prices. Such provision of the agreements will terminate in September or October 2002. As a result of such agreements, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Jacobs may be deemed to beneficially own the D&O Shares; however, Mr. Jacobs expressly disclaims beneficial ownership of the D&O Shares.

Item 5
------

     Ownership of Five Percent or Less of a Class:

     Not applicable.

Item 6
------

     Ownership of More than Five Percent on Behalf of Another Person:

     See the information set forth in response to Item 4 above. Any dividends paid in respect of, and all proceeds of dispositions of, the D&O Shares will be paid to the record owners of such D&O Shares.

Item 7
------

     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

     Not applicable.




                          Page 7 of 9 Pages

Item 8
------

     Identification and Classification of Members of the Group:

     Not applicable.

Item 9
------

     Notice of Dissolution of Group:

     Not applicable.

Item 10
-------

     Certification:

     Not applicable.








                          Page 8 of 9 Pages

                                  SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 6, 1998

                              /s/ Bradley S. Jacobs
                              ------------------------------------------------
                              Bradley S. Jacobs



                              BRADLEY JACOBS, LLC

                              By: /s/ Bradley S. Jacobs
                              ------------------------------------------------
                                   Bradley S. Jacobs, Authorized Signatory



                              BRADLEY JACOBS (1997), LLC

                              By: /s/ Bradley S. Jacobs
                              ------------------------------------------------
                                   Bradley S. Jacobs, Authorized Signatory






                          Page 9 of 9 Pages